

Exhibit B

THE MURCHINSON PROPOSED RESOLUTIONS

PROPOSAL 2
ELECTION OF CLASS I DIRECTORS

"RESOLVED, to elect Mr. Robert (Bob) Pons as Class I director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until he ceases to serve in office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is the earlier; and

RESOLVED, to elect Mr. Ofir Baharav as Class I director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until he ceases to serve in office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is the earlier."

PROPOSAL 5
TO AMEND ARTICLE 39 OF THE COMPANY'S ARTICLES OF ASSOCIATION

"RESOLVED, that Article 39 of the Company's Articles of Association is hereby amended and restated to read as follows:

"(a)   Except for the External Directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), Directors shall be elected at a General Meeting and shall hold office until the next Annual General Meeting held following their election and until their successors have been duly elected and qualified or until such earlier time as such Director's office is vacated.

(b)   Prior to every General Meeting of the Company at which Directors are to be elected, the Board of Directors (or a Committee thereof) may select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the "**Nominees**").

(c)   Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election or appointment as Director (such person, an "**Alternate Nominee**"), may so request provided that it complies with this Article 39(c) and Article 25 and applicable law. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company's notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company's disclosures and filings; and (iv) a declaration signed by each Alternate Nominee as required under the Companies Law for the appointment of such an Alternate Nominee. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(c) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(d)   The Nominees or Alternate Nominees shall be elected or appointed by a resolution adopted at the General Meeting at which they are subject to election or appointment.

(e)   Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors (if any) shall be only in accordance with the applicable provisions set forth in the Companies Law.

(f)   Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to External Directors (if any), whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

(g)   For the sake of clarity, with respect to the Annual General Meeting to be held in 2024 (the "**2024 AGM**"), the following shall apply: (i) any Directors elected by the Shareholders at the 2024 AGM, whether as Class I directors or otherwise, shall hold office until the next Annual General Meeting and until their successors have been duly elected and qualified or until such earlier time as such Director's office is vacated, and (ii) any other Directors shall, unless removed prior thereto, hold office until the next General Meeting and until their successors have been duly elected and qualified or until such earlier time as such Director's office is vacated."

PROPOSAL 6
TO ADD NEW ARTICLE 71 – ACQUISITION TRANSACTIONS

"RESOLVED, that the Company's Articles of Association are hereby amended to add a new Article 71 to read as follows:

71.   **Acquisition Transactions**

(a) The Company may not consummate an Acquisition Transaction unless such Acquisition Transaction is approved and authorized by a Shareholders' resolution.

(b) For purposes hereof, the term "Acquisition Transaction" means any transaction(s) involving (i) the acquisition or purchase by the Company or its Subsidiaries, directly or indirectly, of any entity or business, whether by way of purchase, merger, business combination, asset purchase or otherwise, and (ii) where the fair market value of the consideration (including contingent consideration) payable therefor (whether in cash, securities or other assets) exceeds US$50 million individually, or in the aggregate with all other transactions described in clause (i) that are effected in the 12 months preceding thereto.

(c) This Article 71 shall expire on the date that is 30 days following the Annual General Meeting to be held in 2025 (the "Expiration Date"); it being clarified that if a definitive agreement with respect to an Acquisition Transaction is entered into prior to such date, such Acquisition Transaction shall require approval by a Shareholders' resolution even if consummation thereof shall occur after the Expiration Date.